EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jupiter Telecommunications Co., Ltd. and Subsidiaries

      We consent to the use of our report dated February 14, 2005, with respect to the consolidated balance sheets of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, included in this Registration Statement on Form S-4 of Liberty Global, Inc., and to the reference to our firm under the heading “Experts” in this Registration Statement.

KPMG AZSA & Co.

Tokyo, Japan

May 2, 2005